FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2025

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70940

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fundamental Interactions Neutron Direct LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

115 WEST 30TH STREET, FOURTH FLOOR UNIT 401
                          (No. and Street)

NEW YORK	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

VICTOR MOKUOLU CPA PLLC

(Name – if individual, state last, first, and middle name)

8990 KIRBY SRIVE, SUITE 220	HOUSTON	TX	77054
(Address)	(City)	(State)	(Zip Code)

1/19/2021		6771
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Moran _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fundamental Interactions Neutron Direct LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mecklenburg County, North Carolina
I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Name(s): BRIAN MICHAEL MORAN

Date: 4-16-26

RAJ PATEL, Notary Public
My commission expires: 06-12-2028

Signature:

Title:
Chief Execuitive Officer

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Fundamental Interactions Neutron Direct LLC.

We have audited the financial statements of Fundamental Interactions Neutron Direct LLC. (the "Company"), which comprise the statement of financial condition as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fundamental Interactions Neutron Direct LLC. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital, under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information Relating to the Possession or Control Requirements, both under SEC Rule 15c3-3 have been subject to audit procedures performed with the audit of Fundamental Interactions Neutron Direct LLC.'s financial statements. The supplemental information is the responsibility of Fundamental Interactions Neutron Direct LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I, Computation of Net Capital, under

SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information Relating to the Possession or Control Requirements both under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2023.

Houston, Texas,

PCAOB ID: 6771
April 17, 2026

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$	22,174
Deposit with Interactive Brokers LLC		10,000
Prepaid expenses		1,822
TOTAL ASSETS	$	33,996

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accrued expenses and other liabilities	$	5,000
TOTAL LIABILITIES		5,000
MEMBER'S EQUITY		28,996
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,996

The accompanying notes are an integral part of these financial statement.

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2025

REVENUES	$	-
EXPENSES		
Professional fees		66,313
Technology		1,316
Occupancy		800
Other general and administrative expenses		2,350
TOTAL EXPENSES		70,779
NET LOSS	$	(70,779)

The accompanying notes are an integral part of these financial statements.

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2025

Balance as of January 1, 2025	$	35,840
Capital contributions by member		63,935
Net loss		(70,779)
Balance, December 31, 2025	$	28,996

The accompanying notes are an integral part of these financial statements.

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(70,779)

Adjustment to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities		
Increase - Deposit with Interactive Brokers LLC		(10,000)
Increase in prepaid expenses		(1,822)
Decrease in accounts payable		(437)
Cash flow used by operating activities		(83,038)

FINANCING ACTIVITIES		
Capital contributions by member		63,935
NET CASH PROVIDED BY FINANCING ACTIVITIES		63,935
Net decrease in cash		(19,103)
Cash - beginning of year		41,277
Cash - end of year	$	22,174

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Fundamental Interactions Neutron Direct LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC} and a wholly owned subsidiary of Fundamental Interactions, LLC (the "Parent" and sole member}. The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Pursuant to Footnote 74 of SEC Release No. 34-70073, the Company does not carry accounts of or for customers, does not receive customer funds or securities, or self-clear customer transactions through a separate account and does not receive or hold funds *or* securities for customers, either directly or indirectly or otherwise owe such funds and securities to customers. Accordingly, the Company relies on Footnote 74.

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("GAAP").

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances more than FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2025, the Company had $22,174 which is under the FDIC limit of $250,000.

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: The Company carries accounts receivable on a gross basis. with no discounting for bad debts. It is management's policy to review the trade accounts annually for collectability. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable..

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company, with consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes. the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been, included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainly in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The member and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2019.

Revenue from contracts with customers:

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606).

Accounting Standards Codification (ASC) 606 provides businesses with a universal framework for recognizing revenue from customer sales.

The ASC 606 standards affect pricing and customer contracts for both private and public businesses and describe how to recognize the revenue from those contracts. The Company recognizes revenue when services are transferred to client. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must identify the contract with the client, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when the Company satisfies a performance obligation.

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Judgment

Revenue from contracts with customers includes placement fees, retainer income, and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms; Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement services related to capital raising activities. Revenue for placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are nonrefundable and recognized upon execution of the contract. Consulting income received from customers is recognized at a point in time when the services are completed.

Fair value of financial instruments: All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 2 – DEPOSIT WITH INTERACTIVE BROKERS LLC

The Company has an investment account with Interactive Brokers LLC. At December 31, 2025, the balance was in cash. The deposit with Interactive Brokers LLC is insured through SIPC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $27,174 which was $22,174 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 5 to 1.0.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2025 the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to rent, professional fees, communication, and personnel services provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2025, was $70,779.

The Company has a consulting agreement with Mr. Brian, the Company's CEO, for the provision of services as required by the Company from time to time. Pursuant to this agreement, the Company recorded consulting expense of $44,813 for the year ended December 31, 2025.

NOTE 5 – CONTIGENT LIABILITIES

Contingent liabilities arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that liabilities can be assessed and the amount of the assessment and/or remediation can be reasonably estimated.

NOTE 6– GOING CONCERN

The Parent has funded the Company since its inception to ensure the broker/dealer is in compliance with the net capital rules. Going forward for the foreseeable future, the Parent has the means to fund the Company and is committed to fund the operations of the Company and make the necessary capital contributions required for the Company to be in compliance with the net capital rules.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and has determined that the Company had no events occurring after December 31,2025, requiring disclosure.

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

**Supplementary
Information Pursuant to
Rule 17(a)-5 of the
Securities Exchange Act of
1934**

December 31, 2025

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
NET CAPITAL RULE 15C3-1
December 31, 2025

CREDITS

Member's Equity	$28,996

DEBITS

Prepaid expenses	1,822
Total Non-allowable assets	1,822

NET CAPITAL	**27,174**

MINIMUM NET CAPITAL REQUIREMENT - Greater of $5,000 or **6 2/3% of Aggregate Indebtedness** of aggregate indebtedness	5,000

EXCESS NET CAPITAL	**$22,174**

Ratio of Aggregate Indebtedness to Net Capital (Maximum 1500%)	18.40%

SCHEDULE OF AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 5,000
Total Aggregate Indebtedness	$ 5,000

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Amended Form X-17A-5, Part IIA filing.

See Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To: The Member,
Fundamental Interactions Neutron Direct, LLC.

We have reviewed management's statements, included in the accompanying Statement of Exemption of Fundamental Interactions Neutron Direct, LLC. ("Exemption Report") pursuant to SEC Rule 17a-5, in which Fundamental Interactions Neutron Direct, LLC. ("the Company") states:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and;

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to Commission Sharing Activities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions for the period from January 1, 2025 to December 31, 2025 without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Victor Mokuolu, CPA PLLC

Houston, Texas
April 17, 2026

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC
STATEMENT OF EXEMPTION

Fundamental Interactions Neutron Direct, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

   (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

   (2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to Commission Sharing Activities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brian M Moran, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: April 17, 2026   Fundamental Interactions Neutron Direct, LLC

                                                _____
                                                Chief Compliance Officer

FUNDAMENTAL INTERACTIONS NEUTRON DIRECT, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2025 (PURSUANT TO RULE 17a-5)

The Company does not hold and has not held customer funds or securities throughout the period being reported therefore is not required to calculate reserve requirements under the provisions of Footnote 74of SEC Release No. 34-70073.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3
December 31, 2025

The Company does not hold and has not held customer funds or securities throughout the period being reported and therefore is not required to calculate reserve requirements under the provisions of Footnote 74 of SEC Release No. 34-70073 of the rule.